EXHIBIT (e)(8)

PYR ENERGY CORPORATION

1675 Broadway, Suite 2450
Denver, Colorado 80202
(303) 825-3748

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 2, 2007, with Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) of PYR Energy Corporation, a Maryland corporation (referred to as the “Company” or “PYR Energy” or “we” or “us”). You are receiving this Information Statement in connection with the possible election of persons designated by the Samson Investment Company (“Samson”) to a majority of the seats on the Board of Directors of the Company (the “Board”). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

Samson Acquisition Corp., a wholly owned subsidiary of Samson (“Acquisition Corp.”) is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), together with the associated preferred stock purchase rights, at a purchase price of $1.30 per share (the “Revised Offer”). The Revised Offer is scheduled to expire at 12:00 midnight, New York City time on May 24, 2007. The Revised Offer is made upon the terms and subject to the conditions set forth in the Samson and Acquisition Corp. Supplement to the Offer to Purchase, dated April 30, 2007, in the related Revised Letter of Transmittal, and in any supplements or amendments thereto (the “Offer Documents”). The Offer Documents have been filed by Samson and Acquisition Corp. under Schedule TO with the Securities and Exchange Commission, and are being sent to the Company’s stockholders together with the Schedule 14D-9 and this Information Statement. Pursuant to the Agreement and Plan of Merger, dated as of April 23, 2007, among Samson, Acquisition Corp. and the Company (the “Merger Agreement”), at the expiration of the Revised Offer, upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, it is contemplated that Acquisition Corp. will purchase all of the Company Common Stock validly tendered pursuant to the Revised Offer and not withdrawn. The consummation of the Revised Offer pursuant to the terms of the Merger Agreement would result in a change of control of the Company. Following the consummation of the Revised Offer and subject to the other conditions contained in the Merger Agreement, including, if required by Maryland law, obtaining the necessary vote of the Company’s stockholders in favor of the Merger, Acquisition Corp. will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock not tendered pursuant to the Revised Offer (other than shares held by the Company, Samson, or its subsidiaries or stockholders who properly perfect appraisal rights under Maryland law, if applicable) will be converted into the right to receive $1.30 in cash, or any higher price paid in the Revised Offer, without interest. Following the consummation of the Merger, the Company will continue as the surviving corporation.

The information contained in this Information Statement concerning Samson, Acquisition Corp. and the Samson Designees (as defined below) has been furnished to the Company by Samson and Acquisition Corp., and the Company assumes no responsibility for the accuracy or completeness of such information.

BOARD OF DIRECTORS

General

The Company Common Stock is the only class of voting stock of the Company outstanding, and the holders are entitled to one vote for each share of Company Common Stock held in his or her name. The Board currently consists of three members, and there are currently no vacancies.

Right to Designate Directors

The Merger Agreement provides that, effective upon the acceptance for payment of any shares of Company Common Stock by Acquisition Corp. pursuant to the Revised Offer, and for so long as Samson and its subsidiaries directly or indirectly own in the aggregate more than two-thirds of the outstanding shares of Company Common Stock, Samson shall be entitled to designate, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the number of directors, rounded up to the next whole number, on the Board (the “Samson Designees”) that equals the product of (a) the total number of directors on the Board (after giving effect to directors elected pursuant to this sentence) and by (b) the percentage that (i) the number of shares of Company Common Stock beneficially owned by Samson or Acquisition Corp. (including shares of Company Common Stock accepted for payment pursuant to the Revised Offer) bears to (ii) the total number of such shares outstanding. The Company shall take all action necessary to cause the Samson Designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of its current directors. In addition, at such time as the Samson Designees constitute a majority of the Board (the “Control Date”), the Company shall also use its best efforts to cause individuals designated by Samson to constitute the number of directors, rounded up to the next whole number, on (i) each committee of the Board, subject to compliance with applicable securities laws and the rules of the American Stock Exchange (the “AMEX”) and (ii) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board.

Following the election or appointment of the Samson Designees and until the consummation of the Merger, the approval of a majority of the directors of the Company then in office who were not Samson Designees will be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, will be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement, any extension of time for performance of any obligation or action under the Merger Agreement by Samson or Acquisition Corp., any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company and any amendment of the articles of incorporation or bylaws of the Company in a manner that adversely affects the holders of Company Common Stock.

The Samson Designees

Samson will choose its designees for the Board from the list of persons set forth below. In the event that additional Samson Designees are permitted in accordance with the terms of the Merger Agreement, such additional designees will be selected by Samson from and among the directors and executive officers of Samson and its subsidiaries. The following table sets forth, with respect to each individual who may be designated by Samson as a Samson Designee, the name, age of the individual as of April 24, 2007, present principal occupation and employment history during the past five years. Each such individual (unless otherwise specified) is a U.S. citizen and has consented to act as a director of the Company if so appointed or elected. Unless otherwise indicated below, each individual has held his position for the past five years and the business address of each individual is Two West Second Street, Tulsa, Oklahoma 74103.

None of the individuals listed below has, during the past five years, (i) been a party to federal bankruptcy law or state insolvency law proceedings, whereby a petition was filed by or against such designee or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such designee, (i) been convicted in a criminal proceeding (excluding traffic misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. None of the Samson Designees is a director of, or holds any position with the Company. Samson beneficially owns 3,689,200 shares of the Company Common Stock. In addition, to Samson’s knowledge, none of the Samson Designees beneficially owns any equity securities (or rights to acquire any equity securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission, (the

“SEC”). To Samson’s knowledge, none of its designees has any family relationship with any director, executive officer or key employee of the Company.

		Present Principal Occupation or Employment;
Name	Age	Material Positions Held During the Past Five Years

C. Philip Tholen	58	Mr. Tholen joined Samson and its affiliates in 1977. He has served as a Vice President and Director of Samson since 1982. In 1990 he was elected to his current position as Executive Vice President and Director of Samson.
Jack A. Canon	57	Mr. Canon joined Samson in 1983 as Senior Attorney. He was promoted to his current position of Senior Vice President-General Counsel of Samson in January 1986.
Dudley Viles	49	Mr. Viles was elected a Vice President of Samson Resources Company, a subsidiary of Samson, in 1992. He was promoted to Executive Vice President of Samson Resources Company in March 2006.
Mike Daniel	45	Mr. Daniel joined Samson in November 1991. In December 1998 he was promoted to his current position with Samson as Assistant General Counsel-Operations.

Current Board of Directors

To the extent the Board will consist of persons who are not Samson Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

The following table sets forth, with respect to each director, the director’s age, his positions and offices with the Company, the expiration of his term as a director and the year in which he first became a director. Individual background information concerning each of the directors follows the table.

			Expiration of Term
Name	Age	Position with the Company	as Director	Director Since

David B. Kilpatrick	57	Chairman of the Board	2007 Annual Meeting	2002
Bryce W. Rhodes	53	Director	2007 Annual Meeting	1999
Dennis M. Swenson	72	Director	2007 Annual Meeting	2004

David B. Kilpatrick has been a Director of the Company since June 2002 and was appointed as Chairman of the Board in November 2005. He also serves on the Audit Committee and the Compensation Committee. Mr. Kilpatrick is currently President of Kilpatrick Energy Group, which provides strategic management consulting services to the oil and gas industry. He currently serves as a Director of the publicly traded Cheniere Energy. Prior to the 1998 merger with Texaco, he was President and Chief Operating Officer of Monterey Resources, Inc., the largest independent oil and gas producer in California. Mr. Kilpatrick has served as President of the California Independent Petroleum Association and is a member of its board of directors and also serves as a Director of the Independent Oil Producers Agency. He earned a Bachelor of Science degree in Petroleum Engineering from the University of Southern California and a Bachelor’s Degree in Geology and Physics from Whittier College.

Bryce W. Rhodes has been a Director of the Company since April 1999, when he was nominated and elected to the Board in connection with the sale by the Company of convertible promissory notes issued in a private placement transaction in October and November 1998. Mr. Rhodes is a member of the Audit Committee and Chairman of the Compensation Committee. Mr. Rhodes served as President and CEO of Whittier Energy Company (“WEC”), an oil and gas investment company, from 1996 until its sale in March 2007. In September 2003, WEC merged with Olympic Resources, Inc. and Mr. Rhodes was appointed as President and Chief Executive Officer. Mr. Rhodes served as Investment Manager of WEC from 1990 until 1996. Mr. Rhodes received B.A. degrees in Geology and Biology from the University of California, Santa Cruz, in 1976 and an MBA degree from Stanford University in 1979.

Dennis M. Swenson joined as a Director in October 2004, and serves as the Audit Committee Chairman and as a member of the Compensation Committee. From 1992 through 1995, Mr. Swenson was an independent consultant.

Mr. Swenson was Executive Vice President, Chief Financial Officer, Secretary and Treasurer, of StarTek, Inc., a NYSE traded company with headquarters in Denver, Colorado from 1996 through retirement in 2001. Mr. Swenson was employed at Ernst & Young in Denver from 1960 to 1973, and was a partner at Ernst & Young from 1973 to 1991. He has a Bachelor’s Degree in Accounting from Brigham Young University and an MBA Degree from the University of Denver.

Executive Officers

Kenneth R. Berry, Jr., 54, has served as the Company’s Chief Executive Officer since July 25, 2006. Previously, he served as Vice President of Land since August 1999. From October 1997 to August 1999, Mr. Berry served as the Company’s land manager. In addition to his duties as Chief Executive Officer, Mr. Berry is responsible for the management of all land issues including leasing and permitting. Prior to joining the Company, Mr. Berry served as the managing land consultant for Swift Energy Company in the Rocky Mountain region. Mr. Berry began his career in the land department with Tenneco Oil Company after earning a B.A. degree in Petroleum Land Management at the University of Texas — Austin.

Jane M. Richards, 59, has served as Chief Financial Officer since July 2006 and as Controller and Chief Accounting Officer since April 2005. Ms. Richards’ responsibilities include managing the financial reporting for the Company, internal controls and cash management. Ms. Richards has managed financial and accounting reporting in the oil and gas exploration industry for over 20 years. Prior to joining PYR Energy, Ms. Richards served in various financial management positions for Tipperary Corporation, Williams Companies and Barrett Resources Corporation. Ms. Richards received a B.A. degree in Accounting from the Daniels College of Business at the University of Denver.

Tucker L. Franciscus, 38, Vice President of Strategic Development joined PYR Energy in September 2004. Prior to joining the Company, Mr. Franciscus was with Stifel Nicolaus & Company, where he oversaw their Investment Banking Energy Group practice between 2001 and 2004. Mr. Franciscus was responsible for mergers and acquisitions, equity and debt offerings, and private placements for all of Stifel’s energy clients. Prior to working at Stifel, Mr. Franciscus was the senior associate and manager for the Global Energy Group at J.P. Morgan in New York and an associate in the Deutsche Banc BT Wolfensohn Mergers & Acquisitions Group. Mr. Franciscus has executed equity, debt, mergers and acquisitions and other financing transactions in various industries including defense, energy, media and telecom. For five years preceding his banking experience, Mr. Franciscus worked in various marketing and finance positions in the oil and gas sector, including Snyder Oil and KN Energy (Interenergy). Additionally, he was a commissioned Infantry Officer in the U.S. Army and continues to serve in the reserves. During the 2006 fiscal year, he was recalled to active duty for three months. Mr. Franciscus has an MBA from the Daniels College of Business at the University of Denver and a Bachelor of Arts from Ohio Wesleyan University.

Each of our officers serves at the pleasure of the Board of Directors. There are no family relationships among our officers and directors.

Director Independence

David B. Kilpatrick, Bryce W. Rhodes and Dennis M. Swenson are independent directors, as defined in the corporate governance listing requirements applicable to companies whose securities are listed on the AMEX (the “AMEX listing standards”).

Board of Directors and Committees

The Board of Directors met 17 times during the fiscal year ended August 31, 2006 and each director participated in all of the meetings of the Board and of all committees on which that director served during the year. We encourage all incumbent directors, as well as all nominees for election as directors, to attend the annual meeting of stockholders. Our 2006 Annual Meeting of Stockholders held on June 22, 2006 was attended by all four of the incumbent Directors who were directors as of that date.

The standing committees of the Board include the Audit Committee and the Compensation Committee. The Audit Committee and the Compensation Committee each consists entirely of non-employee directors. The Board has not appointed a nominating committee.

The Audit Committee met six times during the fiscal year ended August 31, 2006. The Audit Committee oversees for the effectiveness of the Company’s accounting policies and practices, financial reporting and internal controls. The Audit Committee charter was adopted by the Board of Directors in June 2000 and was amended by the Board in April 2001 and April 2004. A copy of the Audit Committee charter was attached as Exhibit A to our definitive proxy statement regarding the Annual Meeting of our stockholders held on June 18, 2001 and can be found on the SEC’s website at www.sec.gov and on the company’s website at www.pyrenergy.com. The functions of the Audit Committee and its activities during the fiscal year ended August 31, 2006 are described below under the heading “Audit Committee Report”. The Audit Committee currently consists of Messrs. Swenson (Chairman), Kilpatrick, and Rhodes, each an “independent” director within the meaning of the AMEX listing standards. The Board of Directors has determined that Mr. Swenson is the Company’s “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act.

The Compensation Committee met five times during the fiscal year ended August 31, 2006. The Compensation Committee has the authority to establish policies and make determinations concerning compensation and employee benefits. The Compensation Committee reviews and makes recommendations concerning the compensation policies and the implementation of those policies and determines compensation and benefits for executive officers. The Compensation Committee currently consists of Messrs. Kilpatrick, Swenson and Rhodes (Chairman). None of the members of the Compensation Committee is an employee of the Company.

The Company does not have a nominating committee because it believes that currently, the nominating functions should be relegated to the full Board. Nominees for director will be selected or recommended by a majority of the Company’s directors who meet the AMEX listing standards, Messrs. Swenson, Kilpatrick and Rhodes. In selecting nominees for the Board, the Company is seeking a board with a variety of experiences and expertise, and in selecting nominees will consider business experience in the industry in which the Company operates, financial expertise, independence from transactions with the Company, experience with publicly traded companies, experience with relevant regulatory matters in which the Company is involved and reputation for integrity and professionalism. The independent directors will consider in good faith director candidates who meet the minimum qualifications and who are recommended by stockholders.

Stockholders may nominate persons to serve on the Board of Directors. To be considered for nomination by the Board at the next annual meeting of stockholders, the nominations must be made by stockholders of record entitled to vote. Stockholder nominations must be made by notice in writing, delivered or mailed by first class U.S. mail, postage prepaid, to the Secretary of the Company at the Company’s principal business address, not less than 53 days nor more than 90 days prior to any meeting of the stockholders at which directors are to be elected. Each notice of nomination of directors by a stockholder shall set forth the nominee’s name, age, business address, if known, residence address of each nominee proposed in that notice, the principal occupation or employment of each nominee for the five years preceding the date of the notice, the number of shares of the Company’s common stock beneficially owned by each nominee and any arrangement, affiliation, association, agreement or other relationship of the nominee with any Company stockholder.

Stockholders wishing to send communications to the Board may contact Kenneth R. Berry, our Chief Executive Officer, at the Company’s principal executive office address. All such communications shall be shared with the members of the Board, or if applicable, a specified committee or director.

Employee Code of Conduct and Code of Ethics and Reporting of Accounting Concerns

We have adopted an Employee Code of Conduct (the “Code of Conduct”). We require all employees to adhere to the Code of Conduct in addressing legal and ethical issues encountered in conducting their work. The Code of Conduct requires that our employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest.

We also adopted a Code of Ethics for our Chief Executive Officer, our Chief Financial Officer, our Controller and all other financial officers and executives. This Code of Ethics supplements our Code of Conduct and is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. The Code of Conduct and Code of Ethics were filed with the SEC.

Further, the Audit Committee of the Board has established “whistle-blower procedures” which provides a process for the confidential and anonymous submission, receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters. These procedures provide substantial protections to employees who report company misconduct.

Audit Committee Report

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 10-KSB for the year ended August 31, 2006 and the unaudited financial statements included in the Quarterly Reports on Form 10-QSB for the first three quarters of the fiscal year ended August 31, 2006.

The Committee discussed with the independent auditors, who are responsible for expressing an opinion on the conformity of audited financial statements with generally accepted accounting principles, the auditors’ judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed by the auditors with the Committee under Statement on Auditing Standard No. 61, as amended. In addition, the Committee discussed with the independent auditors the auditors’ independence from management and the Company, including the matters in the written disclosures and the letter required by the Independence Standards Board Standard No. 1. The Committee considered whether the auditors’ providing services on behalf of the Company other than audit services is compatible with maintaining the auditors’ independence.

The Committee discussed with the Company’s independent auditors the overall scope and plans for their respective audits. The Committee meets with the independent auditors, with and without management present, to discuss the results of the auditors’ examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Committee met six times during the fiscal year ended August 31, 2006, and during the fiscal year ending August 31, 2007, has met four times to date.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in the Annual Report on Form 10-KSB for the year ended August 31, 2006 for filing with the SEC. The Committee also has recommended to the Board the selection of the Company’s independent auditors.

The Audit Committee:
Dennis Swenson (Chairman)
David B. Kilpatrick
Bryce W. Rhodes

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is made up of three directors: Messrs. Swenson, Kilpatrick and Rhodes. None of the members of the Committee have been executive officers of the Company. In addition, no member of the Committee is, or was during the fiscal year ended August 31, 2006, an executive officer of another company whose board of directors has a comparable committee on which one of the Company’s executive officers serves.

Compensation Committee Report on Executive Compensation

None of the members of the Compensation Committee of the Board of Directors is an employee of the Company. The Compensation Committee sets and administers the policies that govern the annual and long-term compensation of executive officers of the Company. The Compensation Committee makes determinations concerning compensation of executive officers and awards of stock options under the Company’s stock option plans.

Compensation Policies Toward Executive Officers.  The Compensation Committee’s executive compensation policies are designed to provide competitive levels of compensation that relate compensation to the Company’s annual and long-term performance, reward above-average corporate performance compared to other companies in the oil and gas industry, recognize individual initiative and achievements, and assist the Company in retaining and attracting qualified executive officers. The Compensation Committee attempts to achieve these objectives through a combination of base salary, stock options, and cash bonus awards. In determining compensation, the Compensation Committee considers the matters discussed in this report as well as the recommendations of the Chief Executive Officer concerning other executive officers and employees. The Compensation Committee met during the year ended August 31, 2006 to consider stock option grants for performance during the years ended August 31, 2005 and August 31, 2006.

Executive Salaries.  Executive salaries are reviewed by the Compensation Committee and are set for individual executive officers based on subjective evaluations of each individual officer’s performance and contributions to the Company, the Company’s past performance, the Company’s future prospects and long-term growth potential and a comparison of the salary ranges for executives of other companies in the oil and gas industry. Through consideration of these criteria, the Compensation Committee believes that salaries may be set in a manner that is both competitive and reasonable within the Company’s industry.

Stock Options.  Stock options are granted to executive officers and other employees of the Company by the Compensation Committee as a means of providing long-term incentive to the Company’s employees. The Compensation Committee believes that stock options encourage increased performance by the Company’s employees and align the interests of the Company’s employees with the interests of the Company’s stockholders. Decisions concerning recommendations for the granting of stock options to a particular executive officer are made after reviewing the number of options previously granted to that officer, the number of options granted to other executive officers (with higher ranking officers generally receiving more options in the aggregate), and a subjective evaluation of that officer’s performance and contributions to the Company as described above under “— Executive Salaries” and anticipated involvement in the Company’s future prospects. While stock options are viewed by the Committee on a more forward-looking basis than cash bonus awards based on prior performance, an executive officer’s prior performance will impact the number of options that may be granted. After considering the foregoing factors, during the fiscal year ended August 31, 2006, the Committee recommended that the Company grant options to three officers as follows:

Name/Title	Number of Options	Exercise Price Per Share

Kenneth R Berry, Jr.,	150,000	$1.12
Chief Executive Officer and President	25,000	$1.34
Tucker L. Franciscus,	25,000	$1.34
Vice President — Strategic Development
Jane M. Richards,	60,000	$1.12
Chief Financial Officer	25,000	$1.34
D. Scott Singdahlsen(1)	25,000	$1.34

(1)	Mr. Singdahlsen was the Company’s Chief Executive Officer, Chief Financial Officer and President through July 25, 2006, which was the effective date of his resignation from these positions.

Cash Bonus Awards.  The Compensation Committee considers on an annual basis whether to pay cash bonuses to some or all of the Company’s employees, including the Company’s executive officers. The Compensation Committee considers the granting of bonuses with the objective that the Company will remain competitive in its compensation practices and be able to retain highly qualified executive officers. In determining the amounts of bonuses, the Compensation Committee considers the performance both of the Company and of each executive officer in the past year as described above under “— Executive Salaries”. The Committee’s review of the Company’s performance concentrates on exploration success, prospect generation, investment community recognition of the Company and financial stability. The Committee did not pay cash bonuses to any of its employees during the fiscal year ended August 31, 2006.

Chief Executive Officer Compensation.  Generally, the compensation of the Company’s Chief Executive Officer is determined in the same manner as the compensation for other executive officers of the Company as described above. The Committee did not adjust former Chief Executive D. Scott Singdahlsen compensation during the fiscal year ended August 31, 2006. Newly elected Chief Executive Officer, Kenneth R Berry, Jr.’s compensation was determined in the same manner as the compensation for other executive officers of the Company as described above.

The Compensation Committee
David B. Kilpatrick (Chairman until November 2005)
Dennis Swenson
Bryce W. Rhodes (New Chairman)

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of more than 10% of the Company Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Except as set forth below, the Company believes that during the year ended August 31, 2006, its officers, directors and holders of more than 10% of the Company Common Stock complied with all Section 16(a) filing requirements. In making these statements, the Company has relied solely upon its review of copies of the Section 16(a) reports filed for the fiscal year ended August 31, 2006 on behalf of the Company’s directors, officers and holders of more than 10% of the Company Common Stock. Based upon this review, each of Mr. Franciscus and Messrs. Berry and Singdahlsen inadvertently filed his Form 4 delinquently on March 15, 2006 relating to his receipt of 25,000 options to purchase shares of Company Common Stock granted on November 2, 2005 and November 23, 2005, respectively. In addition, each of Messrs. Kilpatrick, Rhodes and Swenson inadvertently filed his Form 4 delinquently on March 30, 2006 relating to his receipt of 15,000 options to purchase shares of Company Common Stock granted on November 23, 2005.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth in summary form the compensation received during each of the last three completed fiscal years ended August 31, 2006 by Kenneth R. Berry, Jr., our Chief Executive Officer and our other most highly compensated officers (the “Named Executive Officers”).

Summary Compensation Table
	Annual Compensation				Long-Term Compensation
					Awards		Payouts
					Restricted
				Other Annual	Stock	Securities	LTIP	All Other
Name and Principal	Fiscal	Salary	Bonus	Compensation	Awards	Underlying	Payouts	Compensation
Position	Year	($)(1)	($)	($)	($)	Options(#)	($)	($)

Kenneth R. Berry, Jr.	2006	$121,000	—	—	—	175,000	—	—
Chief Executive Officer	2005	$108,000	—	—	—	—	—	—
	2004	$93,150	—	—	—	135,000	—	—
Jane M. Richards	2006	$104,000	—	—	—	85,000	—	—
Chief Financial Officer	2005	$38,000	—	—	—	90,000	—	—
	2004	—	—	—	—	—	—	—
Tucker L. Franciscus	2006	$89,000	—	—	—	25,000	—	—
Vice President	2005	$120,000	—	—	—	150,000	—	—
	2004	—	—	—	—	—	—	—
D. Scott Singdahlsen(2)	2006	$175,000	—	—	—	25,000	—	—
	2005	$175,000	—	—	—	200,000	—	—
	2004	$175,000	—	—	—	—	—	—

(1)	The dollar value of base salary (cash and non-cash) received during the year indicated.

(2)	Mr. Singdahlsen was the Company’s Chief Executive Officer, Chief Financial Officer and President through July 25, 2006, which was the effective date of his resignation from these positions. Mr. Singdahlsen’s compensation disclosed above includes both compensation as Chief Executive Officer, Chief Financial Officer and President through July 25, 2006, and compensation as an employee from July 25, 2006 through August 31, 2006.

Option Grants in Last Fiscal Year

The following table provides certain summary information concerning individual grants of stock options made to Named Executive Officers during the fiscal year ended August 31, 2006 under our stock option plans.

Option Grants in Last Fiscal Year
	Shares of Common	% of Total
	Stock	Options Granted
	Underlying	to Employees in	Exercise Price
Name	Options Granted	Fiscal Year(1)	($/Share)	Expiration Date

Kenneth R. Berry, Jr.	150,000	34.5%	$1.12	July 26, 2011
	25,000	5.7%	$1.34	November 23, 2010
Jane M. Richards	60,000	13.8%	$1.12	July 26, 2011
	25,000	5.7%	$1.34	November 23, 2010
Tucker Franciscus	25,000	5.7%	$1.34	November 23, 2010
D. Scott Singdahlsen	25,000	5.7%	$1.34	November 23, 2010

(1)	During fiscal year 2006, we granted stock options to purchase a total of 435,000 shares of our common stock under our stock option plans to all, including the Named Executive Officers.

Subsequent to the fiscal year ended August 31, 2006, we granted Company Options to (1) David Kilpatrick, Dennis Swenson and Bryce Rhodes, each a member of our Board of Directors, each to purchase 26,338 shares at a exercise price of $0.97 per share immediately exercisable on or before the fifth anniversary of the grant dated; (2) Kenneth Berry, our Chief Executive Officer, on January 18, 2007 to purchase 16,500 shares at a exercise price of $1.01 per share immediately exercisable on or before the fifth anniversary of the grant dated; (3) Jane M. Richards, our Chief Financial Officer, on January 18, 2007 to purchase 25,000 shares at a exercise price of $1.01 per share immediately exercisable on or before the fifth anniversary of the grant dated; and (4) Tucker Franciscus, our Vice President of Strategic Planning, on January 18, 2007 to purchase 17,500 shares at a exercise price of $1.01 per share immediately exercisable on or before the fifth anniversary of the grant dated.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

The following table provides certain summary information concerning stock option exercises during the fiscal year ended August 31, 2006 by the Named Executive Officers and the value of unexercised stock options held by the Named Executive Officers as of August 31, 2006.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values
			Number of Securities
	Shares		Underlying Unexercised		Value of Unexercised In-the-Money Options at
	Acquired on	Value Realized	Options at Fiscal Year-End (#)		Fiscal Year-End ($)(1)
Name	Exercise	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Kenneth R. Berry, Jr.	—	—	397,500	115,000	$158,300	$1,950
Jane M. Richards	—	—	75,000	100,000	—	—
Tucker L. Franciscus	—	—	75,000	100,000	$5,500	$11,000

(1)	For all unexercised options held as of August 31, 2006, the aggregate dollar value of the excess of the market value of the stock underlying those options over the exercise price of those unexercised options. These values are shown separately for those options that were exercisable and those options that were not yet exercisable on August 31, 2006 based on the closing sale price of our common stock on that date, which was $1.05 per share.

Employee Retirement Plans, Long-Term Incentive Plans and Pension Plans

Excluding the Company’s stock option plans, we do not have any long-term incentive plan to serve as incentive for performance to occur over a period longer than one fiscal year.

1997 Stock Option Plan

In August 1997, our 1997 Stock Option Plan (the “1997 Plan”) was adopted by the Board of Directors and subsequently approved by the stockholders. Pursuant to the 1997 Plan, we may grant Company Options to purchase an aggregate of 1,000,000 shares of Company Common Stock to key employees, directors and other persons who have contributed or are contributing to our success. The Company Options granted pursuant to the 1997 Plan may be either incentive options qualifying for beneficial tax treatment for the recipient or they may be nonqualified options. The 1997 Plan may be administered by the Board of Directors or by an option committee. Administration of the 1997 Plan includes determination of the terms of Company Options granted under the 1997 Plan. At April 17, 2007, Company Options to purchase 370,000 shares were outstanding under the 1997 Plan and 346,500 Company Options were available to be granted under the 1997 Plan.

2000 Stock Option Plan

In March 1999, our 2000 Stock Option Plan (the “2000 Plan”) was adopted by the Board of Directors and subsequently approved by the stockholders. Pursuant to the 2000 Plan, we may grant Company Options to purchase shares of Company Common Stock to key employees, directors and other persons who have contributed or are contributing to our success. We initially could grant Company Options to purchase up to 500,000 shares pursuant to the 2000 Plan. In June 2001, our stockholders approved an amendment which allows us to grant Company Options to purchase up to 1,500,000 shares pursuant to the 2000 Plan. In June 2004, our stockholders approved an amendment to increase from 1,500,000 to 2,250,000 the number of shares of Company Common Stock issuable pursuant to Company Options granted under the 2000 Plan. The Company Options granted pursuant to the 2000 Plan may be either incentive options qualifying for beneficial tax treatment for the recipient or non-qualified options. The 2000 Plan may be administered by the Board of Directors or by an option committee. Administration of the 2000 Plan includes determination of the terms of Company Options granted under the 2000 Plan. As of April 17, 2007, Company Options to purchase 1,246,750 shares were outstanding under the 2000 Plan and 780,751 Company Options were available to be granted pursuant to the 2000 Plan.

2006 Stock Incentive Plan

In April 2006, our 2006 Stock Incentive Plan (the “2006 Plan”) was adopted by the Board of Directors and subsequently approved by the stockholders in June 2006. Pursuant to the 2006 Plan, we may grant 4,000,000 Company Options to purchase shares of Company Common Stock, restricted stock and restricted stock units to key employees, directors, and other persons who have contributed or are contributing to our success. The Company Options granted pursuant to the 2006 Plan may be either incentive options qualifying for beneficial tax treatment for the recipient or non-qualified options. The 2006 Plan may be administered by the Company’s Compensation Committee. Administration of the 2006 Plan includes determination of the terms of Company Options, restricted stock and restricted stock units granted under the 2006 Plan. As of April 17, 2007, Company Options to purchase 374,014 shares were outstanding under the 2006 Plan and 3,625,986 Company Options were available to be granted pursuant to the 2006 Plan.

Compensation of Outside Directors

On September 12, 2006, the Compensation Committee authorized a non-employee director bonus of $25,000 and annual and meeting attendance fees payable to non-employee members of the Board. The bonus was based on the extraordinary amount of time and effort expended by the non-employee directors during the preceding year.

Each director received the one-time bonus in cash on September 29, 2006.

The annual retainer and meeting attendance fees shall be as set forth below beginning with the Company’s most recent annual meeting of stockholders. Annual fees shall be paid in quarterly installments on the last business day of each of the Company’s fiscal quarters, pro-rated for the portion of that quarter for which the director served in the position being compensated. Meeting fees shall be paid on the first business day after the subject meeting.

For fees accruing after September 29, 2006, directors may elect to be paid annual fees, including annual and chairperson fees, in shares of the Company Common Stock by giving notice to the Company’s Chief Financial Officer on or before the last business day prior to the designated payment date. Payments in stock shall be valued at 90% of the last traded price for the Company Common Stock on the last business day prior to the designated payment date. The stock options and any shares of Company Common Stock will be issued under the 2006 Plan. Stock Option Agreements will be entered into with respect to the Annual Stock Option Retainer.

Compensation	Amount	Payable To	Payable

Annual Retainer	$10,000	All Directors	Quarterly at end of each fiscal quarter during term as director
Annual Stock Option Retainer	$25,000 (based on Black-Scholes calculation of option value), with exercise price equal to last traded price on date of grant*	All Directors	25% of options become exercisable at end of each fiscal quarter during term of director
Board and Audit Committee Chairperson Fee Annual Fee	$20,000	Chairperson of Board; Chairperson of Audit Committee	Quarterly at end of each fiscal quarter during term
Compensation Committee Chairperson Fee Annual Fee	$10,000	Chairperson of Compensation Committee	Quarterly at end of each fiscal quarter during term
Board Meeting Attendance Fee (Attendance in Person)	$1,000	All Attending Directors	For each Board Meeting (30 minutes or longer)
Board Meeting Attendance Fee (Attendance via Teleconference)	$500	All Attending Directors	For each Board Meeting (30 minutes or longer)
Committee Meeting Attendance Fee (No other compensated meeting fee on same day)	$500	All Attending Committee Members	For each Committee Meeting (30 minutes or longer)
Committee Meeting Attendance Fee (when another compensated meeting same day)	$250	All Attending Committee Members	For each Committee Meeting (30 minutes or longer)
Annual Stockholder Meeting Attendance Fee	$1,000	All Attending Directors	For Attendance at Annual Stockholder Meeting

*	For 2006, date of grant was September 29, 2006. Thereafter, date of grant shall be date of election of director.

Employment Contracts and Termination of Employment And Change-In-Control Arrangements

Employment Contracts

We have only one employment agreement, which is with D. Scott Singdahlsen, our former chief executive officer. The agreement, effective August 1, 2006, provides for a base salary of $14,583.33 per month beginning August 1, 2006 through January 31, 2007 and $12,000 per month beginning February 1, 2007 plus the opportunity to participate in project overrides and certain benefits made available to the Company’s employees. The agreement was to expire on July 31, 2007, however, Mr. Singdahlsen resigned and his contract terminated on February 28, 2007.

Severance Arrangements

We currently have no compensatory plan or arrangement that results or will result from the resignation, retirement, or any other termination of an executive officer’s employment or from a change-in-control or a change in an executive officer’s responsibilities following a change-in-control, except for the Change in Control Severance Agreements described below and that each of the 1997, 2000 and 2006 Plans provide for vesting of all outstanding Company Options in the event of the occurrence of a change-in-control.

On April 20, 2007, the Company entered into Change of Control Severance Agreements, as amended by Amendment No. 1 to the Change of Control Severance Agreements dated April 23, 2007, with all of its employees including its executive officers who consist of Kenneth Berry, Chief Executive Officer, Jane Richards, Chief Financial Officer, and Tucker Franciscus, Vice President of Strategic Development. The Change of Control Severance Agreements provide that in the event Mr. Berry, Ms. Richards or Mr. Franciscus is terminated following a change of control other than for cause or is involuntarily terminated, he or she will receive as severance 45.83333%, 29.16666% or 29.16666% of his or her annual salary, respectively, and nine months of health, dental and life insurance coverage following such termination. Additionally, upon the closing of the Merger, so long as the applicable employee has not voluntarily terminated his or her employment or the employee is not terminated for cause prior to such time, the employee shall receive, immediately prior to the closing of the Merger, a cash payment from the Company equal to a portion of accrued earnings from an overriding royalty interest in one of the Company’s oil and gas properties that was assigned at inception only to employees plus an assignment of a portion of an overriding royalty interest in the same oil and gas properties.

On April 13, 2007, the Board of Directors approved a one-time bonus of $25,000 for each director payable upon the closing of the Merger.

Stock Ownership of Directors and Principal Stockholders

As of April 17, 2007 there were 38,010,258 shares of common stock outstanding. The following table sets forth certain information as of that date with respect to the beneficial ownership of common stock by each director, by all executive officers and directors as a group, and by each other person known by us to be the beneficial owner of more than five percent of our outstanding shares of common stock:

	Number of Shares		Percentage of
Name and Address of Beneficial Owner	Beneficially Owned(1)		Shares Outstanding

Bryce W. Rhodes	188,752	(2)	*
7770 El Camino Real Carlsbad, CA 92009
David B. Kilpatrick	111,338	(3)	*
9105 St. Cloud Lane Bakersfield, CA 93311
Dennis M. Swenson	91,338	(4)	*
5360 Lakeshore Drive Littleton, CO 80123
Kenneth R. Berry, Jr.	701,865	(5)	1.8%
1675 Broadway, Suite 2450 Denver, Colorado 80202

	Number of Shares		Percentage of
Name and Address of Beneficial Owner	Beneficially Owned(1)		Shares Outstanding

Jane M. Richards	200,000	(6)	*
1675 Broadway, Suite 2450 Denver, Colorado 80202
Tucker L. Franciscus	192,500	(7)	*
1675 Broadway, Suite 2450 Denver, Colorado 80202
All Executive Officers and Directors as a group (six persons)	1,485,793		3.8%
D. Scott Singdahlsen	2,151,750	(5)(8)	5.6%
1675 Broadway, Suite 2450 Denver, Colorado 80202
Victory Oil Company	2,773,204	(9)	7.3%
222 West Sixth Street, Suite 1010 San Pedro, California 90731
Eastbourne Capital Management, L.L.C.	3,634,000	(10)	9.7%
1101 Fifth Avenue, Suite 160 San Rafael, CA 94901
Samson Investment Company	3,689,200	(11)	9.7%
Two West Second Street Tulsa, Oklahoma 74103

(*)	Less than one percent.

(1)	“Beneficial ownership” is defined in the regulations promulgated by the SEC as having or sharing, directly or indirectly (1) voting power, which includes the power to vote or to direct the voting, or (2) investment power, which includes the power to dispose or to direct the disposition of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)	Includes 13,000 shares of common stock owned by Mr. Rhodes and 64,414 shares of common stock owned by Adventure Seekers Travel, Inc. Adventure Seekers is owned by Mr. Rhodes and his wife, and Mr. Rhodes is the President of Adventure Seekers. Also includes options to purchase 111,338 shares of Company Common Stock.

(3)	Includes options to purchase 111,338 shares of Company Common Stock.

(4)	Includes options to purchase 91,338 shares of Company Common Stock.

(5)	Includes the following securities held directly or indirectly by Kenneth R. Berry, Jr.: an aggregate of 172,865 shares owned by various entities, IRAs, and trusts with which Mr. Berry, or his spouse or minor daughter, is associated; and options to purchase 529,000 shares of Company Common Stock.

(6)	Includes options to purchase 200,000 shares of Company Common Stock.

(7)	Includes options to purchase 192,500 shares of Company Common Stock.

(8)	The shares shown for Mr. Singdahlsen include 200,000 shares owned by Mr. Singdahlsen’s two minor children. Also includes options to purchase 401,750 shares of Company Common Stock.

(9)	Based on the information provided by shareholder.

(10)	The shares reflected include the shares beneficially owned by Eastbourne Capital Management, L.L.C., a registered investment adviser, Richard Jon Barry, Manager of Eastbourne and Black Bear Offshore Master Fund L.P., a Cayman Island exempted company to which Eastbourne is investment adviser. Not included are equivalent shares of Company Common Stock underlying $7,640,904 of convertible notes held by Black Bear Offshore Master Fund Limited, Black Bear Fund I, L.P. and Black Bear Fund II, LLC.

(11)	Based on the information provided by shareholder.

CERTAIN TRANSACTIONS WITH MANAGEMENT AND PRINCIPAL STOCKHOLDERS

On May 24, 2002, certain investment entities managed by Eastbourne Capital Management, LLC purchased $6 million of convertible notes from the Company. The notes provide for semi-annual interest payments at an annual rate of 4.99% and are convertible into common stock at the rate of $1.30 per share. At the time of the transaction, these entities had aggregate ownership in PYR Energy of approximately 15%. Concurrent with the sale, we agreed to add Messrs. Eric Sippel and Borden Putnam, of Eastbourne, to our Board of Directors. Messrs. Sippel and Putnam resigned from the Board in August 2003, although Eastbourne still has the right to designate two individuals to serve on the Board.

As more fully described in the Form 8-K filed with the SEC on October 26, 2005, in mid-October 2005, the Company completed a private equity placement consisting of the sale of 6.275 million shares of Company Common Stock, priced at $1.30 per share, to a group of institutional and accredited individual investors and issued warrants to purchase 52,500 shares of Company Common Stock at a price of $1.30 per share to a financial advisory company as partial payment for services rendered. Pursuant to the terms of the private placement, the Company filed a registration statement covering the resale of these shares. Kenneth R. Berry, Jr., who is now our Chief Executive Officer (and at the time of purchase was our Vice President of Land), purchased beneficial ownership of shares of our common stock in connection with this private placement, which occurred on October 3, 2005, as follows. The Kenneth R. Berry, Jr. and Leslie A. Berry Trust (the “Trust”) purchased 20,000 shares of common stock in the private placement. Mr. Berry is a trustee and beneficiary of the trust. Estancia Petroleum Corporation (“Estancia”) purchased 50,000 shares of Company Common Stock in the private placement. Mr. Berry owns all the outstanding equity interests in Estancia. The foregoing purchases were made at the same purchase price as all the other purchasers in the private placement and account for 1.1% ($91,000) of the total $8,157,000 private placement offering. The shares were subscribed for pursuant to two separate subscription agreements, each executed on October 3, 2005 by the Trust and Estancia, respectively. Based on the closing price of our stock on October 3, 2005, the aggregate dollar discount from that market price that was received by the Trust and Estancia in connection with the purchase of their shares was $53,900, or $0.77 per share. Mr. Berry was not involved in the structure or negotiation of the terms of the private placement, nor did he commit to purchase any shares pursuant to the private placement until after: (1) the price per share had been negotiated between the Company and an unrelated third party, and (ii) the private placement had commenced. Our Audit Committee had approved Mr. Berry’s participation in the private placement in a meeting held on November 2, 2005. On June 22, 2006, our shareholders ratified the issuance of the shares purchased as part of the private placement by the Trust and Estancia as described above.

During the fiscal year ended August 31, 2006, there were no other transactions between the Company and its directors, executive officers or known holders of greater than five percent of the Company’s common stock in which the amount involved exceeded $60,000 and in which any of the foregoing persons had or will have a material interest.

PYR ENERGY STOCK PERFORMANCE

Set forth below is a line graph comparing the dollar change in the cumulative total stockholder return on the Company Common Stock for the period beginning on August 31, 2002 and ending on August 31, 2006, with the cumulative total return of the S&P 500 Index and the AMEX Oil Index. The graph shows the change in value of an initial $100 investment on August 31, 2002, assuming re-investment of all dividends.

	08/30/02	08/29/03	08/31/04	08/31/05	08/31/06
PYR Energy Corp.	$100.00	50.00	87.00	136.00	105.00
AMEX Oil Index	$100.00	97.86	130.34	207.36	233.50
S&P 500 Index	$100.00	110.04	120.54	133.21	142.33